UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SALARIUS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

79400X 107

(CUSIP Number)

Sunil Sharma

1411 W. Orangewood Ave.

Phoenix, AZ 85021

(702) 513-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

February 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79400X 107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Sunil Sharma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 234,571 shares (See Item 5(a))
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 234,571 shares. (See Item 5(a))
	10.	SHARED DISPOSITIVE POWER 0 shares.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,571 shares. (See Item 5(a))
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.82%[1]
14.	TYPE OF REPORTING PERSON IN

[1]	Based upon 12,864,654 shares of Common Stock outstanding as of February 11, 2020.

Explanatory Note: This Amendment No. 1 to Schedule 13D is being filed by Sunil Sharma (the “Reporting Person”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed by the Reporting Person on July 29, 2019 (the “Existing Schedule 13D”) relating to the Common Stock $0.0001 par value per share (the “Common Stock”) of Salarius Pharmaceuticals, Inc. (the “Company”). The purpose of this amendment is to update the Reporting Person’s beneficial ownership to reflect changes resulting from the Company’s underwritten registered public offering pursuant to the Company’s Registration Statement on Form S-1 (the “Public Offering”). As a result of the Public Offering, the Reporting Person no longer holds 5% or more of the outstanding shares of Common Stock.

Except as set forth below, all Items of the Existing Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Existing Schedule 13D.

Item 1	Security and Issuer

There are no amendments to Item 1 of the Existing Schedule 13D.

Item 2	Identity and Background

There are no amendments to Item 2 of the Existing Schedule 13D.

Item 3	Source and Amount of Funds or Other Consideration

There are no amendments to Item 3 of the Existing Schedule 13D.

Item 4	Purpose of Transaction

There are no amendments to Item 4 of the Existing Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Existing Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

As of the close of business on the date hereof, the Reporting Person beneficially owned an aggregate of 234,571 shares of Common Stock, constituting approximately 1.82% of the shares of common stock outstanding based upon 12,864,654 shares of Common Stock outstanding as of February 11, 2020.

(b)	The Reporting Person has:

(i) Sole power to vote or to direct vote: See Row 7 of cover page hereto.

(ii) Shared power to vote or to direct the vote: See Row 8 of cover page hereto.

(iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page hereto.

(iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no amendments to Item 6 of the Existing Schedule 13D.

Item 7.	Material to be Filed as Exhibits

There are no amendments to Item 7 of the Existing Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2020

Signature:

By:	/s/ Sunil Sharma
Name:	Sunil Sharma